

BRITISH COLUMBIA

Ministry of Finance	**Mailing Address:**	**Location:**
Corporate and Personal	PO BOX 9431 Stn Prov Govt.	2nd Floor - 940 Blanshard St.
Property Registries	Victoria BC V8W 9V3	Victoria BC
www.corporateonline.gov.bc.ca		250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: February 7, 2005 11:28 AM Pacific Time

Incorporation Number: **BC0231573**

Recognition Date: Incorporated on April 6, 1981

NOTICE OF ARTICLES

Name of Company:

DEREK OIL & GAS CORPORATION

REGISTERED OFFICE INFORMATION

Mailing Address:
#1710 - 1177 W HASTINGS ST
VANCOUVER BC V6E 2L3
CANADA

Delivery Address:
#1710 - 1177 W HASTINGS ST
VANCOUVER BC V6E 2L3
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
#1710 - 1177 W HASTINGS ST
VANCOUVER BC V6E 2L3
CANADA

Delivery Address:
#1710 - 1177 W HASTINGS ST
VANCOUVER BC V6E 2L3
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
BOSWELL, W. PATRICK

Mailing Address:	**Delivery Address:**
8043 CHARDIE RD SW CALGARY AB T2J5L7	8043 CHARDIE RD SW CALGARY AB T2J5L7

Last Name, First Name, Middle Name:
BYRD, EDWARD G.

Mailing Address:	**Delivery Address:**
6228 SUMMIT AVENUE WEST VANCOUVER BC V7W1Y4	6228 SUMMIT AVENUE WEST VANCOUVER BC V7W1Y4

Last Name, First Name, Middle Name:
EHRL, BARRY C.J.

Mailing Address:	**Delivery Address:**
51 9111 NO 5 ROAD RICHMOND BC V7A4N3	51 9111 NO 5 ROAD RICHMOND BC V7A4N3

Last Name, First Name, Middle Name:
LUSH, JOHN F.P.

Mailing Address:	**Delivery Address:**
PETROVAL SA 84 AVENUE LOUIS CASAI COINTRIN GENEVA SWITZERLAND CH1216	PETROVAL SA 84 AVENUE LOUIS CASAI COINTRIN GENEVA SWITZERLAND CH1216

Last Name, First Name, Middle Name:
STEVENS, ALAN H.

Mailing Address:	**Delivery Address:**
126 LA FLORICITA PISMO BEACH CA 93449 UNITED STATES	126 LA FLORICITA PISMO BEACH CA 93449 UNITED STATES

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value
			Without Special Rights or Restrictions attached

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